UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of January, 2010
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Exact name of registrant as specified in its charter)
Unit 3101, 31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 27, 2010
CHINA ENTERPRISES LIMITED
By:      /s/ Yap, Allan
Name: Yap, Allan
Title: Chairman

CHINA ENTERPRISES LIMITED
PRESS RELEASE
CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2008
NEW YORK, January 27, 2010 — The Board of Directors of China Enterprises Limited (“the Company”) announces the following financial information of the Company for the year ended December 31, 2008: —
Financial Highlights

	Year ended	Year ended
	December 31, 2008	December 31, 2007	Change +/(-)%
Revenue	Nil	Nil	N/A
Operating (income)/loss	Rmb5.8M	Rmb(13.1)M	(144.3)%
Loss from continuing operations	Rmb71.4M	Rmb28.2M	253.2%
Net loss	Rmb71.4M	Rmb28.2M	253.2%
Net loss per common share	Rmb7.92	Rmb3.12	253.2%
Since the Company does not have an operating subsidiary up to the date of this press release, the financial results of the Company in fiscal 2007 and 2008 greatly depended on the share of result of its affiliate in the tire business, Hangzhou Zhongce Rubber Co., Ltd. (“Hangzhou”). During the fiscal 2007, following purchased and disposed of certain shares of Wing On in the market, the interest of Wing On held by the Company was diluted from approximately 20.36% to 12.77%, and was accounted for as trading securities of the Company thereafter.
Operating loss increased to Rmb5.8 million in 2008 compared to operating income of Rmb13.1 million in 2007. This was mainly due to a gain on disposal of subsidiaries amounting Rmb19.3 million incurred during the fiscal 2007, which did not recur in 2008. The Rmb5.8 million on operating loss mainly represented administrative expenses incurred for the year ended December 31, 2008.
Loss from continuing operations for the year ended December 31, 2008 increased to Rmb71.4 million compared to Rmb28.2 million for the last year. The loss for the fiscal year 2008 consisted mainly of net loss recognized on trading securities sold during the year amounted to Rmb2.6 million, unrealized loss recognized on trading securities amounted to Rmb56.7 million, loss upon a decrease in fair value of the call option associated with the convertible note of Wing On totaling Rmb4.2 million, impairment loss recognized on available-for-sale securities amounting Rmb69.5 million, interest expenses of Rmb3.8 million, income tax credit of Rmb9.5 million and the Company’s share of net profit of Hangzhou in an amount of Rmb35.4 million and interest income of Rmb4.9 million.
The Annual General Meeting for the Company will be held in Hong Kong on March 31, 2010. Based on the record date of February 11, 2010, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.
***End***

For more information, please contact:
Hong Kong	New York
China Enterprises Limited	The Altman Group
Mr. Chow Chun Man, Jimmy	Tel: (1) 212 400 2604
Tel: (852) 2372 0130	Fax: (1) 646 478 9415
Fax: (852) 2537 6591